UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURUSANT TO
§ 240.13d-2(a)

   (Amendment No. 1)*

 IVEDA SOLUTIONS, INC.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

46583A105

 (CUSIP Number)

Gary J. Kocher
K&L Gates LLP
925 Fourth Avenue, Suite 29
Seattle, Washington 98104
(206) 623-7580

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2011

(Date of Event Which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note.           Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46583A105

1.	Names of Reporting Persons David Ly
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,305,181**
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 3,305,181**
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,305,181**
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 20.3%**
14.	Type of Reporting Person (See Instructions) IN

**           Based on 16,249,257 shares outstanding as of May 9, 2011, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2011.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and restates in its entirety the Schedule 13D filed with the Securities and Exchange Commission on May 17, 2011 (the “Original Schedule 13D”) by the Reporting Person.  This Amendment No. 1 relates to the sale by the Reporting Person of 500,000 shares of the Issuer on May 27, 2011, in a private sale transaction as further described in Item 4 below.

Item 1.    Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.00001 per share, of Iveda Solutions, Inc. (“Iveda”).  Iveda’s principal executive offices are located at 1201 S. Alma School Rd., Suite 4450, Mesa, Arizona 85210.

Item 2.    Identity and Background.

(a)–(c), (f)

This statement is being filed by David Ly, the President and Chief Executive Officer of Iveda.  Mr. Ly’s business address is 1201 S. Alma School Rd., Suite 4450, Mesa, Arizona 85210.  Mr. Ly is a citizen of the United States of America.

(d)–(e)

During the last five years, Mr. Ly has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has not been, and is not, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.    Purpose of Transaction.

On May 27, 2011, Mr. Ly sold 500,000 shares of Iveda in a private sale transaction at a purchase price of $1.00 per share.  225,000 shares were sold in exchange for the cancellation of $225,000 of indebtedness owed by the Reporting Person, and 275,000 shares were sold in exchange for services rendered to the Reporting Person.

Item 5.    Interest in Securities of the Issuer.

(a)  Mr. Ly beneficially owns 3,305,181 shares of Iveda common stock, which comprises 20.3% of the outstanding shares of Iveda’s common stock.

(b)  Mr. Ly has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of, 3,305,181 shares of Iveda common stock held in his name.

(c)  Except as disclosed in Item 4, during the past 60 days, the Reporting Person has not effected any transaction in the shares of Iveda common stock held in his name.

(d)  Not applicable.

(e)  Not applicable.

Item 6.    Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.    Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5/31/2011
(Date)

/s/ Gary J. Kocher
(Signature)
Gary J. Kocher, Attorney-in-Fact
(Name and Title)